[Letterhead of Silver Wheaton Corp.]

VIA EDGAR AND FACSIMILE

May 6, 2009

Ms. Jennifer O’Brien

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549-7010

RE:	Silver Wheaton Corp. Form 40-F for the Fiscal Year Ended December 31, 2008 Filed on March 31, 2009 and April 1, 2009 File No. 001-32482

Dear Ms. O’Brien:

Please accept this request for an extension to respond to your comment letter of April 30, 2009.

We received your comment letter on April 30, 2009 and have commenced working with our auditors and counsel to ensure the completeness of our responses to these comments. However, additional time is required to coordinate this effort. Therefore, we would propose to provide our written response to you on or before May 29, 2009.

Should you have further questions, please address your letter to the undersigned.

Yours truly,

/s/ Gary Brown

Gary Brown

Chief Financial Officer

cc:	Jim Barron
Deloitte & Touche LLP